    WORLD MONITOR TRUST--
    SERIES C
    MONTHLY REPORT/
    MARCH 26, 1999

         WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from February 27, 1999 to March 26, 1999 for World Monitor Trust--Series C (the 'Trust'). The net asset value of an interest as of March 26, 1999 was $106.71, an increase of 1.05% from the February 26, 1999 value of $105.60. The 1999 calendar year-to-date return for the Trust was an increase of 2.39% as of March 26, 1999.

First quarter trading resulted in net profits for the Trust. Gains were experienced in the index, financial, currency, energy, grain and soft sectors. Losses were incurred in the metal and meat sectors.

A smooth transition to a single European currency in January gave currency markets increasing comfort with the Euro as the trading vehicle of choice throughout Europe. The U.S. dollar rose against the Euro and other major currencies as evidence mounted for the continued relative strength of the U.S. economy and on safe-haven buying in response to uncertainty caused by NATO military attacks on Yugoslavia late in the quarter. Long U.S. dollar and U.S. dollar crossrate positions provided profits.

Energy markets continued to set new highs, propelled by OPEC's announcement to make substantial cuts in crude oil exports. Short energy positions were reversed mid quarter, thus the Trust capitalized on declining prices in February and rising prices in March.

In the financial sector, short-term Japanese debt instruments were boosted by Japan's efforts to lower rates. In the index sector, most European and Asian stock indices experienced solid gains and followed the Dow Jones Industrial Average as it rose through the 10,000 level leading to Trust profits.

The estimated net asset value per interest as of April 30, 1999 was $110.53. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

We are pleased to announce that effective April 1999 Eleanor L. Thomas and Joseph A. Filicetti have been elected by the Board of Directors of Prudential Securities Futures Management Inc. as directors. In addition, Mr. Filicetti has also been elected by the Board of Directors as President of Prudential Securities Futures Management Inc. replacing Thomas M. Lane. Mr. Filicetti joined Prudential Securities Incorporated in September 1998 and is the Director of Sales and Marketing for Managed Futures.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------
For the period from February 27, 1999 to
  March 26, 1999
Revenues:
Realized gain on commodity
  transactions.......................   $ 740,026
Change in unrealized commodity
  positions..........................    (511,470)
Interest income......................      54,718
                                        ---------
                                          283,274
                                        ---------
Expenses:
Commissions..........................      84,373
Management fee.......................      21,756
Incentive fee........................      28,184
                                        ---------
                                          134,313
                                        ---------
Net gain.............................   $ 148,961
                                        ---------
                                        ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------
For the period from February 27, 1999 to
  March 26, 1999
                                             Per
                                Total      Interest
                             -----------   -------
Net asset value at
  beginning
  of period (125,963.803
  interests)...............  $13,301,902   $105.60
Contributions..............    1,462,526
Net gain...................      148,961
Redemptions................     (107,900)
                             -----------
Net asset value at end of
  period (138,746.034
  interests)...............  $14,805,489    106.71
                             -----------   -------
                             -----------
Change in net asset
  value per interest....................   $  1.11
                                           -------
                                           -------
Percentage change.......................      1.05%
                                           -------
                                           -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: /s/ Barbara J. Brooks
                                 --------------------
                                 Barbara J. Brooks
                                 Chief Financial Officer